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14047796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 39659 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Thornhill Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

| Austin | Texas | 78704 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

| **5918 Courtyard West, Suite 500** | **Austin** | **Texas** | **78730** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

00 3/24/14

# OATH OR AFFIRMATION

I, Gabriel F. Thornhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thornhill Securities, Inc.**, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Gabe Thornhill
Signature

President
Title

Holly Tue Garcia
Notary Public

HOLLY TUE GARCIA
Notary Public, State of Texas
My Commission Expires
August 28, 2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors – None.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THORNHILL SECURITITES, INC.

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

December 31, 2013

**THORNHILL SECURITIES, INC.**
Index to Financial Statements and Supplemental Schedule
December 31, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Thornhill Securities, Inc.:

**Report on the Financial Statements**
We have audited the accompanying financial statements of Thornhill Securities, Inc which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornhill Securities, Inc as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

**Report on Other Legal and Regulatory Requirements**
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

As further described in Note 9, Thornhill Securities Inc. had a change in ownership transaction dated September 16, 2013 whereby Morr-BOC, LLC became the majority shareholder of Thornhill Securities, Inc.

***PMB Helin Donovan, LLP***

PMB Helin Donovan, LLP

*Austin, Texas*
*February 14, 2014*

**THORNHILL SECURITIES, INC.**
Statement of Financial Condition
December 31, 2013

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 277,925 |
| Receivable from clearing broker | | 20,147 |
| Clearing deposit | | 100,000 |
| Prepaid expenses and accounts receivable | | 23,161 |
| Fixed assets, net | | 692 |
| Total assets | $ | 421,925 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities: | | |
| Accrued expenses | $ | 8,654 |
| Accounts payable | | 1,796 |
| Taxes payable | | 2,400 |
| Total liabilities | | 12,850 |
| Shareholders' equity | | |
| Common stock $0.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding | | 300 |
| Additional paid in capital | | 63,290 |
| Retained earnings | | 345,485 |
| Total shareholders' equity | | 409,075 |
| Total liabilities and shareholder's equity | $ | 421,925 |

See notes to financial statements and independent auditors' report.

**THORNHILL SECURITIES, INC.**
Statement of Operations
For the Year Ended December 31, 2013

| | |
|---|---|
| Revenues | |
| Brokerage revenues | $ 1,165,804 |
| Interest and other | 5,465 |
| Total revenues | 1,171,269 |
| Expenses | |
| Commissions, employee compensation and benefits | 983,644 |
| Clearing fees | 90,820 |
| Occupancy | 44,400 |
| Communications and exchanges | 33,412 |
| Professional fees | 19,647 |
| Insurance | 17,425 |
| Regulatory fees | 22,844 |
| Depreciation | 2,220 |
| General administrative | 16,533 |
| Total expenses | 1,230,945 |
| Loss from operations | (59,676) |
| Income tax expense | 2,100 |
| Net loss | $ (61,776) |

See notes to financial statements and independent auditors' report.

**THORNHILL SECURITIES, INC.**
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

| | Common stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balances at January 1, 2013 | 30,000 | $ 300 | 78,290 | 407,261 | 485,851 |
| Contribution by Morr-BOC, LLC | - | - | 120,000 | - | 120,000 |
| Contribution by minority shareholder | - | - | 15,000 | - | 15,000 |
| Dividend | - | - | (150,000) | - | (150,000) |
| Net loss | - | - | - | (61,776) | (61,776) |
| Balances at December 31, 2013 | 30,000 | 300 | 63,290 | 345,485 | 409,075 |

See notes to financial statements and independent auditors' report.

**THORNHILL SECURITIES, INC.**
Statement of Cash Flows
For the Year Ended December 31, 2013

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (61,776) |
| Adjustments to reconcile net loss to net cash used by operating adtivities: | |
| Depreciation expense | 2,220 |
| Changes in assets and liabilities: | |
| Receivable from broker dealer | (16,078) |
| Accounts receivable | 857 |
| Prepaid expenses and accounts receivable | (5,623) |
| Accounts payable, accrued expenses, Taxes payable | 3,855 |
| Net cash used by operating activities | (76,545) |
| Cash flows from investing activities: | |
| Proceeds from investments | 170,031 |
| Net cash provided by investing activities | 170,031 |
| Cash flows from financing activities: | |
| Proceeds from capital contributed by Morr-BOC, LLC | 120,000 |
| Proceeds from capital contributed by minority shareholder | 15,000 |
| Dividend paid | (150,000) |
| Net cash used in financing activities | (15,000) |
| Net increase in cash | 78,486 |
| Cash and equivalents at beginning of year | 199,439 |
| Cash and equivalents at end of year | $ 277,925 |

See notes to financial statements and independent auditors' report.

**Note 1- Description of Business**

Thornhill Securities, Inc. (the "Company") is a majority-owned (80%) subsidiary of Morr-BOC, LLC (the "Parent"). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

Effective September 16, 2013, a majority of the Company's stock was sold to the Parent by the Company's previous owners, Austin Trust Company and Gabe Thornhill. The previous owners retained a minority interest in the Company after the sale.

**Note 2- Summary of Significant Accounting Policies**

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents.

Certificates of Deposit

The Company had three certificates of deposit in 2012 that all matured in 2013. The proceeds from those maturities are now in money market funds.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three or five years.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Prior to the sale to Morr-BOC, LLC the Company filed U.S. federal and U.S. state tax returns on a standalone basis. Subsequent to the sale the Company will file as a component of Morr-BOC, LLC. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2010.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs.

Management Review
The Company has evaluated subsequent events through February 14, 2014, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been recently issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital, aggregate indebtedness and net capital requirements of $357,516, $12,850 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

**Note 4 - Fair Value of Financial Instruments**

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at December 31, 2013December 31, 2013. The Company has no financial assets or liabilities which are carried at fair value on a recurring basis.

**Note 5 - 401(k) Plan**

The Company's employees are covered by a defined contribution plan that is intended to qualify under Internal Revenue Code Section 401(k). The plan covers all employees who are 21 years of age and older. Employee contributions are made through salary reductions and are currently matched 50% by the Company up to a maximum of $2,000 per employee. The contributions vest to the employee over a six-year period. The Company made matching contributions of $2,210 during 2013.

**Note 6- Fixed Assets**

Fixed assets consisted of the following at December 31, 2013:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 23,972 |
| Equipment and computers | | 9,324 |
| | | 33,296 |
| Less: accumulated depreciation | | (32,604) |
| | $ | 692 |

Depreciation expense totaled $2,220 for the year ended December 31, 2013.

## Note 7 - Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's former parent, Austin Trust Company. During 2013, the Company signed a new office space lease for a one year term. A summary of the total minimum lease payments under non-cancelable operating leases for office equipment follows:

| Year Ending December 31, | | Lease Commitment |
|---|---|---|
| 2014 | | 3,780 |
| 2015 | | 3,780 |
| 2016 | | 3,780 |
| 2017 | | 3,780 |
| 2018 and thereafter | | 945 |
| | $ | 19,845 |

Rental expense for these leases was $44,400 for the year ended December 31, 2013.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2013, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

## Note 8 - Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents.

The Company had one customer that contributed to 31% of total revenues during 2013.

**Note 9 - Change of Ownership**

On September 16, 2013, Austin Trust Company and Gabe Thornhill ("previous owners") sold a majority of their shares in the Company to Morr-BOC, LLC. As a result, the Company is a majority (80%) owned subsidiary of Morr-BOC, LLC and the previous owners now have minority interests of 10% each in the Company. The FINRA 1017 filing for change of ownership was filed in October 2013.

The Company has elected not to utilize push down accounting for the change in control at the Company level. The excess of the purchase price over the historical stockholders' equity of approximately $288,000 would have resulted in intangible assets of approximately $288,000.

**Note 10 - Related Party Transactions**

During 2013 Austin Trust Company, used the Company for executing equity and fixed income transactions. Total commission revenue to the Company generated from such transactions totaled $5,378 in 2013.

The Company also leases office space and shares a phone system with Austin Trust Company. As a result, the Company was allocated a portion of the occupancy and general and administrative expense based on approximate usage. In 2013, the Company made payments of $44,400 for such occupancy and general and administrative expenses. As part of the sale agreement the Company extended its office space lease with Austin Trust Company through December 31, 2014.

As part of sale agreement the Company has entered into an employment agreement with Gabe Thornhill to continue as President and Chief Compliance Officer.

During 2013, the Company received a capital contribution of $120,000 from Morr-Boc, LLC and $15,000 from Gabe Thornhill. Austin Trust Company is expected to make a capital contribution of $15,000 during 2014.

**Note 11 - Income Taxes**

Federal and state income tax expense for the year ending December 31, 2013 totaled $2,100 as follows:

| | | |
|---|---|---|
| Federal income tax | $ | - |
| State income tax | | 2,100 |
| Total income tax expense | $ | 2,100 |

There were no significant temporary differences that gave rise to deferred tax assets or liabilities as of December 31, 2013, except for the net operating loss carry forward. At December 31, 2013, the Company had net operating loss carry forwards for federal income tax purposes of approximately $231,900 which are available to offset future federal taxable income, if any, through 2033. The future benefit of the net operating loss has been offset with a valuation allowance due to the uncertainty of its realization. As a result of the change in ownership the utilization of the net operating loss carry forward will be limited under Section 382.

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended December 31, 2013 is as follows:

| | | |
|---|---|---|
| Tax expense (benefit) at Federal Statutory rate of 34% | $ | (21,004) |
| Tax on permanent differences | | 779 |
| Change in the beginning-of-year balance of the valuation allowance for deferred tax assets allocated to income tax expense | | 20,225 |
| State income tax, net of Federal benefit | | 2,100 |
| Income tax | $ | 2,100 |

**Schedule I**

**THORNHILL SECURITIES, INC.**
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

| | |
|---|---|
| Total shareholders' equity qualified for net capital | $ 409,075 |
| Deductions and/or charges | |
| Non-allowable assets and related liabilities: | |
| Prepaid expenses and accounts receivable | 23,161 |
| Receivable from broker dealer | 20,147 |
| Fixed assets, net | 692 |
| Total deductions and/or charges | 44,000 |
| Net capital before haircuts on securities | 365,075 |
| Less: | |
| Haircuts on money market funds and investments | (7,559) |
| Total net capital | $ 357,516 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 12,850 |
| Total aggregate indebtedness | $ 12,850 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ 50,000 |
| Net capital in excess of minimum requirement | $ 307,516 |
| Ratio of aggregate indebtedness to net capital | .03 to 1 |
| Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 27,2014. | $ 357,516 |
| Audit adjustments: | |
| Net effect of audit adjustments on net capital | - |
| Net capital per audit | $ 357,516 |

See notes to financial statements and independent auditors' report.

**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors Thornhill Securities, Inc.:

In planning and performing our audit of the financial statements of Thornhill Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with the generally accepted auditing standards in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258 9670 • fax (512) 258 5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, TX
February 14, 2014

**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

## Agreed-Upon Procedures Report Regarding Form SIPC-7

To the Board of Directors of Thornhill Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Thornhill Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thornhill Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thornhill Securities, Inc.'s management is responsible for the Thornhill Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the year ended December 31, 2013, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the general ledger noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**PMB HELIN DONOVAN, LLP**

PMB Helin Donovan, LLP

February 14, 2014

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039659 FINRA DEC
THORNHILL SECURITIES INC 17*17
336 S CONGRESS AVE STE 200
AUSTIN TX 78704-1266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gabe Thornhill

2. A. General Assessment (item 2e from page 2) $ 2,824

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,502 )

8/30/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,322

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,322

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,322

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thornhill Securities, Inc.
(Name of Corporation, Partnership or other organization)

Gabe Thornhill
(Authorized Signature)

President
(Title)

Dated the 5 day of February, 2014.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,171,265 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 41,790 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 41,790 |
| 2d. SIPC Net Operating Revenues | $ 1,129,475 |
| 2e. General Assessment @ .0025 | $ 2,824 (to page 1, line 2.A.) |

**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS



February 14, 2014

To the Management and Board of Directors
Thornhill Securities, Inc.

We have audited the financial statements of Thornhill Securities, Inc for the year ended December 31, 2013, and have issued our report thereon dated February 14, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 19, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

*Qualitative Aspects of Accounting Practices*

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Thornhill Securities, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The disclosure of change in ownership of the Company in 2013 described in Note 9 to the financial statements discloses the sale of a majority of the Company's shares by the previous owners to a another Company.

The financial statement disclosures are neutral, consistent, and clear.

As a result of the change in control, particularly with an 80% ownership level by Morr-Boc, LLC, the Company could elect to utilize historical cost basis of accounting or use push down accounting. Under push down accounting the Company would recognize impact of the purchase accounting on the Company's standalone financial statements. The Company has elected to utilize the historical cost basis of accounting.

*Difficulties Encountered in Performing the Audit*

We encountered no significant difficulties in dealing with management in performing and completing our audit.

*Corrected and Uncorrected Misstatements*

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management.

There were no such misstatements identified during the audit. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

*Disagreements with Management*

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

*Management Representations*

We have requested certain representations from management that are included in the management representation letter dated February 14, 2014 and included as Appendix A herein.

*Management Consultations with Other Independent Accountants*

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

*Other Audit Findings or Issues*

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

<u>Other Matters</u>

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

This information is intended solely for the use of Board of Directors and management of Thornhill Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP
Austin, Texas

# THORNHILL SECURITIES, INC.

Attachment A

February 14, 2014

PMB Helin Donovan, LLP
5918 W. Courtyard, Ste 500
Austin, Texas 78730

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows of Thornhill Securities, Inc. (the Company) as of December 31, 2013, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 14, 2014 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all:

   *a.* Financial records and related data.

   *b.* Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.



336 South Congress Avenue, Suite 200
Austin, Texas 78704
(512) 472-7171
Toll Free (800) 677-9103
Fax (512) 472-7180

# THORNHILL SECURITIES, INC.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a) Management,

   b) Employees who have significant roles in internal control, or

   c) Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   *a.* Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   *b.* Guarantees, whether written or oral, under which the company is contingently liable.

   *c.* Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*.

   *d.* Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

10. There are no

   *a.* Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   *b.* Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with ASC 450, *Contingencies*.

   *c.* Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.



336 South Congress Avenue, Suite 200
Austin, Texas 78704
(512) 472-7171
Toll Free (800) 677-9103
Fax (512) 472-7180

12. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Securities owned by the Company are recorded at fair market value. There are no securities or investments or borrowed under subordination agreements.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. Brokers' debit balances and other accounts receivable are valid receivables. In our opinion, no reserve is required to cover any losses that may be incurred upon collection.

16. All financial assets, as reported, approximate fair value.

17. In addition, the Company at December 31, 2013, had

    *a.* No securities exchange memberships.

    *b.* Properly recorded all participation in joint accounts carried by others.

    *c.* No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    *d.* No open contractual commitments.

    *e.* No borrowings or claims.

    *f.* No liabilities subordinated to the claims of general creditors.

18. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    *a.* The concentration exists at the date of the financial statements.

    *b.* The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    *c.* It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. There are no capital withdrawals anticipated within the next six months.

20. There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2013, or during the period January 1, 2014, to February 12, 2014 in internal control and control activities for safeguarding securities, and the practices and procedures followed in:



336 South Congress Avenue, Suite 200
Austin, Texas 78704
(512) 472-7171
Toll Free (800) 677-9103
Fax (512) 472-7180

*a.* Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e).

*b.* Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

*c.* Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*d.* Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

*e.* Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

*f.* Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

21. There are no material weaknesses or inadequacies at December 31, 2013, or during the period January 1, 2014, to February 12, 2014, in internal control and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

22. Net capital computations, prepared by the Company during the period from January 1, 2013, through December 31, 2013 indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2013 through the date of the auditor's report.

24. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. The attached list of proposed adjustments is not considered material to the financial statements as a whole.

25. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2013 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

26. The Company has elected to continue to utilize the historical basis of accounting for financial reporting purposes as a standalone Company.



336 South Congress Avenue, Suite 200
Austin, Texas 78704
(512) 472-7171
Toll Free (800) 677-9103
Fax (512) 472-7180

# THORNHILL SECURITIES, INC.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Gabe Thornhill

Gabe Thornhill
President



336 South Congress Avenue, Suite 200
Austin, Texas 78704
(512) 472-7171
Toll Free (800) 677-9103
Fax (512) 472-7180